January 24, 2007

Mail Stop 3561

Chris Johnson
Principal Executive Officer
Red Carpet Entertainment, Inc.
400 Corporate Pointe, Suite 300
Culver City, CA 90230

> **Re:     Red Carpet Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 11, 2007**
> **File No. 333-139696**

Dear Mr. Johnson:

We have limited our review of your filing to those issues we have addressed in our comments.  We believe you should revise your document in response to comment number one.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Description of Business, page 14

1.     We note your disclosure that you recently purchased from the Screen Actors Guild, Inc. all ownership rights to a short film titled "Swallow."  Please disclose the nature of consideration surrendered (cash, debt or equity) and how you valued any non-cash consideration for the acquired ownership rights.  In addition, please tell us why your financial statements do not reflect this transaction and include appropriate note disclosure describing the transaction and accounting treatment thereof.

Other

2.      In the event the Form SB-2 is not effective by February 14, 2007, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3316 with any questions. You may also contact me at 202-551-3812

Sincerely,


Michael Fay
Branch Chief